Exhibit 99.1

OKYO Pharma Announces Pricing of $20 Million Public Offering of Ordinary Shares

London and New York, NY, February 12, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, today announced the pricing of an underwritten public offering (the “Offering”) of 10,815,000 ordinary shares at an offering price of $1.85 per ordinary share. The Company has granted the underwriter a 30-day option to purchase up to an additional 1,622,250 ordinary shares at the public offering price, less underwriting discounts and commissions.

The gross proceeds to the Company from the Offering, before deducting offering expenses payable by the Company and discounts, will be approximately $20 million. Assuming full exercise by the underwriter of its option to purchase additional ordinary shares, the gross proceeds to the Company from the Offering would be approximately $23 million, before deducting offering expenses payable by the Company and discounts. The Company intends to use the net proceeds from the Offering primarily for clinical development of its product candidates, general corporate purposes and working capital.

Piper Sandler & Co. is serving as the sole manager for the Offering. The Offering is expected to close on or about February 17, 2026, subject to the satisfaction of customary closing conditions.

The securities are being offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-293145), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2026, and declared effective on February 10, 2026. The Offering is being made only by means of a preliminary prospectus supplement and the accompanying base prospectus, as may be further supplemented by any free writing prospectus that the Company may file with the SEC. The final prospectus supplement relating to the Offering will be filed with the SEC and will also be available on the SEC’s website. Copies of the preliminary prospectus supplement, the final prospectus supplement (when available) and the accompanying base prospectus relating to the Offering can also be obtained from Piper Sandler & Co. at 350 North 5th Street, Suite 1000, Minneapolis, MN 55401, Attn: Prospectus Department, or via email at prospectus@psc.com or telephone at (800) 747-3924.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and plans to initiate a ~150 subject Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of management and include statements regarding the closing of the Offering and the expected use of proceeds from the Offering. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this press release. Forward-looking statements are subject to risks and uncertainties that may cause the Company’s actual activities or results to differ materially from those indicated or implied by any forward-looking statement, including, without limitation, due to risks and uncertainties related to market conditions and the satisfaction of closing conditions related to the Offering, risks disclosed in the section titled “Risk Factors” included in the preliminary prospectus supplement filed with the SEC on February 12, 2026, and risks disclosed in other documents the Company files from time to time with the SEC. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com